UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

THE STANDARD REGISTER COMPANY

(Exact name of registrant as specified in its charter)

OHIO	0-01097	31-0455440
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

600 ALBANY STREET, DAYTON OHIO		45417
(Address of principal executive offices)		(Zip Code)

Gerard D. Sowar, Executive Vice President, General Counsel & Secretary

The Standard Register Company

Telephone: 937-221-1940

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

________________________________________________________________________________________________________________

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

The Standard Register Company (the "Company”) is making this Conflict Minerals Disclosure for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.   A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto. A copy of the Company’s Conflict Mineral Report is publicly available on the Company’s website at www.standardregister.com by clicking on “Investor Center”, then “Corporate Governance” under “SR Overview” and following the links to “Conflict Minerals Report.”

Section 2 – Exhibits

Item 2.01  Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 – Conflicts Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE STANDARD REGISTER COMPANY

/s/Gerard D. Sowar	5-30-14
By: Gerard D. Sowar Executive Vice President, General Counsel & Secretary	(Date)